EXHIBIT 99.1

Orion Digital Receives Nasdaq Notification Regarding Minimum Bid Price Deficiency

Vancouver, British Columbia, June 26, 2026 – Orion Digital Corp. (NASDAQ:ORIO) (TSX:ORIO) (“Orion Digital” or the “Company”), today announced that on June 25, 2026, it received a written notification (the “Notification Letter”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that, for the last thirty consecutive business days, the bid price for the Company’s common shares (the “Shares”) had closed below the minimum US$1.00 per share requirement for continued listing on Nasdaq under Nasdaq Listing Rule 5550(a)(2).

The Notification Letter is only a notification of deficiency and has no immediate effect on the listing or trading of the Shares and the Shares will continue to trade on Nasdaq under the symbol “ORIO.” The Shares are also listed on the Toronto Stock Exchange and the Notification Letter does not affect the Company’s compliance status with such listing.

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided an initial period of 180 calendar days, or until December 22, 2026, to regain compliance. The letter states that the Nasdaq staff will provide written confirmation that the Company has achieved compliance with Rule 5550(a)(2) if at any time before December 22, 2026, the bid price of the Shares closes at US$1.00 per Share or more for a minimum of ten consecutive business days.

The Company intends to monitor the bid price of its Shares between now and December 22, 2026, and to evaluate its available options to regain compliance with Nasdaq’s minimum bid price rule within the compliance period. If the Company does not regain compliance with Rule 5550(a)(2) by December 22, 2026, and it meets all other listing standards and requirements, the Company may be eligible for an additional 180 calendar day compliance period, subject to determination by the staff of Nasdaq.

Orion Digital’s business operations are not affected by the receipt of the Notification Letter and the Company intends to resolve the deficiency and regain compliance with the Nasdaq Listing Rules.

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Forward-Looking Statements

This news release may contain "forward-looking statements" within the meaning of applicable securities legislation, including statements regarding regaining compliance with the Nasdaq Listing Rules and eligibility for an additional compliance period. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at the time of preparation, are inherently subject to significant business, economic, and competitive uncertainties and contingencies, and may prove to be incorrect. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual financial results, performance, or achievements to be materially different from the estimated future results, performance, or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. Orion Digital's growth, its ability to expand into new products and markets and its expectations for its future financial performance are subject to a number of conditions, many of which are outside of Orion Digital's control. For a description of the risks associated with Orion Digital's business please refer to the “Risk Factors” section of Orion Digital’s current annual information form and annual report on Form 20-F, which are available at www.sedarplus.ca and www.sec.gov, respectively. Except as required by law, Orion Digital disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events, or otherwise.

About Orion Digital

Orion Digital Corp.(NASDAQ: ORIO; TSX: ORIO) operates digital wealth and payments infrastructure platforms generating recurring subscription and services revenue. Its Intelligent Investing platform provides digital wealth management solutions in Canada, and its wholly owned subsidiary Carta Worldwide provides issuer processing and payments infrastructure across Europe. The Company also operates a consumer lending business with over 20 years of operating history that generates cash flow and is managed with a focus on stability and risk control.

For further information: shamsian@lythampartners.com

Investor Relations

investors@oriondigitalcorp.com

US Investor Relations Contact

Lytham Partners, LLC

Ben Shamsian

New York | Phoenix

646-829-9701

shamsian@lythampartners.com

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